Exhibit 99.2

Hong Kong Exchanges and Clearing Limited and The Stock Exchange of Hong Kong Limited take no responsibility for the contents of this announcement, make no representation as to its accuracy or completeness and expressly disclaim any liability whatsoever for any loss howsoever arising from or in reliance upon the whole or any part of the contents of this announcement.

ASCENTAGE PHARMA GROUP INTERNATIONAL

亞   盛   醫   藥   集   團

(Incorporated in the Cayman Islands with limited liability)

(Stock Code: 6855)

VOLUNTARY ANNOUNCEMENT

ASCENTAGE PHARMA TO PRESENT DATA FROM FOUR PRECLINICAL STUDIES IN ITS INNOVATIVE PIPELINE AT AMERICAN ASSOCIATION OF CANCER RESEARCH (AACR) ANNUAL MEETING 2026

Ascentage Pharma Group International (the “Company” or “Ascentage Pharma”) is pleased to announce that four abstracts highlighting the latest preclinical results from its pipeline programs have been selected for poster presentations at the American Association of Cancer Research (AACR) Annual Meeting 2026, taking place from April 17, 2026 to April 22, 2026, in San Diego, California, USA.

The data to be presented encompasses three of the Company’s novel drug candidates: BCR-ABL tyrosine kinase inhibitor Olverembatinib (HQP1351), FAK/ALK/ROS1 tyrosine kinase inhibitor APG-2449, and EED inhibitor APG-5918.

The AACR Annual Meeting 2026 is the critical driver of progress against cancer, the place where scientists, clinicians, other health care professionals, survivors, patients, and advocates gather to share and discuss the latest breakthroughs. From population science and prevention; to cancer biology, translational, and clinical studies; to survivorship and advocacy; the AACR Annual Meeting showcases cutting-edge cancer science and medicine.

The four preclinical abstracts from Ascentage Pharma include:

Multitarget kinase inhibitor olverembatinib (HQP1351) is efficacious and synergizes with chemotherapy in preclinical models of endometrial carcinoma (EC)

●	Abstract number: 4583

●	Poster Session Category: Experimental and Molecular Therapeutics

●	Session Title: Novel Antitumor Agents 2

●	Time: Tuesday, April 21, 2026, 9:00 AM – 12:00 PM PDT

Wednesday, April 22, 2026, 0:00 AM – 3:00 AM Beijing Time

Multikinase inhibitor olverembatinib (HQP1351) is efficacious and synergizes with BTK inhibitor acalabrutinib in mantle cell lymphoma (MCL) preclinical models

●	Abstract number: 5875

●	Poster Session Category: Experimental and Molecular Therapeutics

●	Session Title: Tyrosine Kinase, Phosphatase, and Other Inhibitors

●	Time: Tuesday, April 21, 2026, 2:00 PM – 5:00 PM PDT

Wednesday, April 22, 2026, 5:00 AM – 8:00 AM Beijing Time

FAK inhibition by APG-2449 enhances the antitumor activity of MAPK pathway blockade in BRAF V600E-mutant tumor models

●	Abstract number: 1858

●	Poster Session Category: Experimental and Molecular Therapeutics

●	Session Title: Targeting Drug Resistance 1: Apoptosis and Autophagy

●	Time: Monday, April 20, 2026, 9:00 AM – 12:00 PM PDT

Tuesday, April 21, 2026, 0:00 AM – 3:00 AM Beijing Time

Embryonic ectoderm development (EED) inhibitor APG-5918 synergizes with topoisomerase I inhibitors in preclinical small-cell lung cancer (SCLC) models through epigenetic priming of chemosensitivity

●	Abstract number: 4500

●	Poster Session Category: Experimental and Molecular Therapeutics

●	Session Title: Epigenetic Modulators 1

●	Time: Tuesday, April 21, 2026, 9:00 AM – 12:00 PM PDT

Wednesday, April 22, 2026, 0:00 AM – 3:00 AM Beijing Time

Cautionary Statement required by Rule 18A.05 of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited: We may not be able to ultimately develop and market APG-2449 and APG-5918 successfully.

By order of the Board Ascentage Pharma Group International Dr. Yang Dajun Chairman and Executive Director

Suzhou, People’s Republic of China, March 18, 2026

As at the date of this announcement, the Board comprises Dr. Yang Dajun as Chairman and executive Director, Dr. Wang Shaomeng and Dr. Lu Simon DazhongNote1 as non-executive Directors, and Mr. Ye Changqing, Mr. Ren Wei, Dr. David SidranskyNote2, Ms. Marina S. Bozilenko, Dr. Debra Yu and Dr. Marc E. Lippman, MD as independent non-executive Directors.

Notes:	1.	Dr. Lu Simon Dazhong satisfy the independence requirements of the U.S. Securities and Exchange Commission and Nasdaq corporate governance requirements

	2.	Dr. David Sidransky is the Lead Independent Non-Executive Director of the Company.